Exhibit 99.3

Filed by SEDAR

Carlos Iturralde

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

CONSENT OF QUALIFIED PERSON

I, Carlos Iturralde, P.Eng., consent to the public filing of the technical report titled “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile” and dated effective December 31, 2020 (the “Technical Report”) by Yamana Gold Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the annual information form for the year ended December 31, 2020 dated March 25, 2021 of Yamana Gold Inc. (the “Annual Information Form”).

I certify that I have read the Annual Information Form and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 25th day of March, 2021.

“Carlos Iturralde”
Carlos Iturralde, P.Eng.